P.E. 1/1/02

333-11296-01

02012217

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECEIVED JAN 28 2002 316

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

TDL INFOMEDIA GROUP PLC
(Translation of Registrant's Name into English)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HANTS, ENGLAND, GU14 7NU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):: 82- ___N/A___

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

1 of 4

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDL Infomedia Group plc
Registrant

Date 21 January 2002

By Kevin Watson
Name: K J Watson
Title: Finance Director

Embargoed until 3.30 p.m.

PRESS RELEASE – 21/1/02

Gary List, CEO of TDL Infomedia announces his retirement

Gary List, Chief Executive Officer of TDL Infomedia, a subsidiary of Seat Pagine Gialle and owners of Thomson Directories Ltd., has today announced his retirement, with effect from 1st February 2002. Mr List has been with Thomson Directories since being appointed as Chief Executive Officer in 1994.

Linda Pancratz, currently Chief Operating Officer, will succeed Mr List. She has held a number of roles for Thomson Directories since joining the business in 1995, including Sales Director and Marketing Director, as well as her present role of Chief Operating Officer.

Contact:

John Fahey
Senior Marketing Executive
Tel: 01252 390554
Email: john.fahey@thomweb.co.uk

Adrian Linden
Thomson Directories Press Office
Tel: 0121 693 9908
Email: alinden@wyatt-inter.co.uk

Editors Notes:

Thomson Directories Limited – is best known as the publisher of 173 editions of Thomson Local directories which reach 85% of the UK population and are used by 6 million people generating 15 million referrals each week. Thomson Directories also produces a variety of on-line and new media products and services for businesses and the general public. These include ThomWeb, an on-line UK business directory; Business Search PRO, a CD-ROM containing information on over 2.1 million UK businesses; New Connections, a monthly subscription service providing sales leads on companies who are new, relocated, or have a new branch or owner; Fastest Growing Companies, a unique sales lead service of growing companies based on turnover, compiled by matching financial data from Companies House with the Thomson Database of verified trading businesses; and The Thomson Database, one of the UK's largest business databases with over 2.1 million business listings, sourced directly from the major telecommunications providers with additional information added by Thomson Directories. This can be utilized under license by organizations to offer additional products and services.

Ends.